Mail Stop 4561

August 19, 2008

Glen E. Tullman
Chairman and Chief Executive Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart, Suite 2024
Chicago, IL 60654

> **RE:** **Allscripts Healthcare Solutions, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 000-32085**
> **Date Filed: August 12, 2008**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**

Dear Mr. Tullman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 100

1. We have read your response to prior comment number 6 where you provided a breakdown of Allscripts revenues in accordance with Rule 5-03(b)(1) of Regulation S-X. Please revise to include footnote disclosures to your unaudited pro forma condensed combined income statement with the following information:
    - Provide a breakdown of Allscripts revenue for the pro forma period in accordance with Rule 5-03(b)(1) and clearly indicate in which revenue line item you have included revenues from SOP 81-1 arrangements (i.e. software revenue, a separate line item or allocated between software and services);

- Explain why Allscripts is unable to provide a breakdown of cost of revenues pursuant to Rule 5-03(b)(2) and the steps you are taking to resolve this issue;
- Provide a breakdown of Misys revenue and cost of revenue pursuant to Rule 5-03(b)(1) and (2); and
- Explain why you have presented Misys revenue and cost of revenues in one line item in your pro forma condensed combined income statement.

Form 10-K for the Fiscal Year Ended December 31, 2007 – Allscripts Healthcare Solutions, Inc.

Financial Statements

Consolidated Statements of Operations, page 50

2.   Your response to prior comment number 7 indicates that revenue from SOP 81-1 arrangements will be allocated to software and services based on a "vendor specific objective evidence methodology." Please describe this methodology. If you intend to use VSOE of services provided in arrangements not accounted for under SOP 81-1 to allocate revenues from arrangements accounted for under SOP 81-1, please explain how the services provided under each of these arrangements are similar and explain why this allocation methodology is reasonable. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rules 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your allocation methodology and discuss the reasons for such allocation.

3.   Please tell us whether you have determined how you will present revenues and costs of revenue in the Form 10-Q filed subsequent to the completion of the merger. If you have determined such presentation please provide us with proposed disclosure. If you have not determined how you intend to disclose revenue and cost of revenue subsequent to the merger, please ensure that this presentation complies with Rules 5-03(b)(1) and (2) of Regulation S-X.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Davis at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3462. If you thereafter require additional assistance, please contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Gary D. Gerstman
       by facsimile at 312.853.7036